Filed by Regeneration Technologies, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Tutogen Medical Inc.
Commission File No.: 001-16069

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Regeneration Technologies’ anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Regeneration Technologies’ agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Regeneration Technologies’ public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Regeneration Technologies’ website at www.rtix.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is RTIX - TTG merger announcement to RTI distributors.

Regeneration TECHNOLOGIES, INC.
SPORTS • MEDICINE

Message to all RTI representatives and distributors

NOVEMBER 13, 2007
TOPIC: REGENERATION TECHNOLOGIES, TUTOGEN MEDICAL ANNOUNCE AGREEMENT TO MERGE

You may have seen RTI's news release this morning announcing RTI's and Tutogen's intent to merge. Your regional manager will be calling each distributor to discuss any questions you might have, but below are highlights of the announcement. The news release, a fact sheet and questions/answers document are attached to give you more detailed information.

Highlights:

- Regeneration Technologies and Tutogen Medical have announced that the boards of directors of both companies have unanimously approved a definitive agreement to combine the two companies in a tax-free, stock-for-stock exchange.
- Merger creates a leading global company in the biologic industry.
    - Tutogen's focus has been on dental implants and surgical specialties including urology, obstetrics/gynecology, breast reconstruction, hernia, ophthalmology and ENT markets, as well as spinal implants.
- Good strategic fit with highly complementary product lines and distributor mix.
- No change to RTI structure/management.
    - Combined company will be headquartered in Florida under the leadership of Brian Hutchison as chairman and CEO.
    - Tom Rose, currently vice president, CFO and secretary of RTI, will serve in the same capacity of the combined entity.
    - Guy Mayer, currently president and CEO for Tutogen, will become president of the combined company.

Impact to sports med division:

- Today's announcement does not affect current personnel or distribution relationships. Each company will continue to operate independently until the merger is complete.
- Enables us to be part of a larger, stronger organization.
- Expands tissue supply.
- Creates opportunities for xenograft distribution.

If you have further questions, please contact your regional manager, Drew Distin or Rod Allen.

FORWARD-LOOKING STATEMENT:
This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company's plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies' S.E.C. filings may be obtained by contacting Regeneration Technologies or the S.E.C. or by visiting Regeneration Technologies' Web site at www.rtix.com or the S.E.C.'s Web site at www.sec.gov.

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI's website (http://www.rtix.com) or Tutogen's website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615 .

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies' annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen's annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.